MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH PAUL K. ROWE DAVID A. SCHWARTZ MICHAEL J. SEGAL ELLIOTT V. STEIN WARREN R. STERN PAUL VIZCARRONDO, JR. PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

January 17, 2020

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

 Kevin W. Vaughn

 Joseph McCann

 Celeste Murphy

Re: Upjohn Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 13, 2019

File No. 333-234337

Ladies and Gentlemen:

On behalf of Upjohn Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S.

U.S. Securities and Exchange Commission

January 17, 2020

Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 2, 2020, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, and five courtesy copies of Amendment No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Background of the Combination, page 94

1.

We note your revised disclosures in response to prior comments 5 and 7. Please further revise the final paragraph on page 97 to describe the June 14 discussions/negotiations concerning the relative equity split and the payment of cash to Pfizer. In this regard, it should be clear which party made the initial proposal and whether that initial proposal differed materially from the 59% to 41% split and $12 billion cash payment amount that the parties agreed would serve as the basis to continue negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 98 and 99 of Amendment No. 2.

2.

We note your revised disclosures in response to prior comment 9. Please revise the disclosures in this section to quantify the magnitude of the pre-Distribution liabilities related to the Upjohn business.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 100 and 104 of Amendment No. 2.

3.	Please revise to detail the negotiations concerning the decision to implement a classified board structure.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 99 and 100 of Amendment No. 2.

4.

Based on your revised disclosures, we note that the parties and their representatives extensively negotiated the scope of exclusions to the material adverse effect definition. Discuss briefly why the scope of the exclusions was important to both parties and clarify how Pfizer’s set of exclusions was broader than Mylan’s narrower set.

U.S. Securities and Exchange Commission

January 17, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 101 and 104 of Amendment No. 2.

As stated in the revised disclosures, the scope of exclusions was important for each party because the parties’ respective obligations to complete the transaction is conditioned on the accuracy of the other party’s representations and warranties generally tested using a “material adverse effect” standard. The Company respectfully notes for the Staff that a relatively broader scope of exclusions would mean that the definition of “material adverse effect” (and the events that constitute a “material adverse effect”) is relatively narrower, and therefore that there could be a greater likelihood such condition to completion of the transaction would be satisfied. By comparison, a relatively narrower scope of exclusions would mean that the definition of “material adverse effect” (and the events that constitute a “material adverse effect”) is relatively broader, and therefore that there could be a lower likelihood such condition to completion of the transaction would be satisfied.

5.

Please revise the chronology on page 102 to clarify (i) when the parties agreed that the combined company would assume specified pre-Distribution liabilities of the Upjohn business and (ii) whether Mylan’s financial advisors considered these liabilities in rendering their fairness opinions.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 103 and 104 of Amendment No. 2.

Opinions of Mylan’s Financial Advisors, page 106

6.	We note your response to prior comment 13. Please provide us the materials from the June 13 session.

Response: The Company has been advised that Centerview and PJT Partners will provide directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act, and Rule 12b-4 under the Exchange Act, the materials prepared jointly by Centerview and PJT Partners and presented to the Mylan Strategic Review Committee on June 13, 2019. In accordance with such rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of Amendment No. 2. In connection therewith, a request has been made by Centerview and PJT Partners for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 by separate letter.

U.S. Securities and Exchange Commission

January 17, 2020

A copy of the written opinion of each of Centerview and PJT Partners, each dated July 26, 2019, is attached as Annex C and Annex D, respectively, to Amendment No. 2.

General

7.

We note your response to prior comment 22 and your disclosure on page 301, and elsewhere, concerning “Proposal 3: Adoption of the Advisory Governance Proposal.” With reference to Rule 14a-4(a)(3), please present the following four governance matters as separate proposals: (i) director terms (ii) stockholder removal of directors, (iii) the right of stockholders to nominate directors and make other stockholder proposals at stockholder meetings and (iv) the right of stockholders to call special meetings of stockholders.

Response: In response to the Staff’s comments, the disclosures on pages 304 through 306 of Amendment No. 2 have been revised in order to separate the “Governance Proposal” previously set forth in the Registration Statement into the following two non-binding advisory proposals: (i) the “Proposal Regarding Procedures for Determining Board Composition” (the “Board Composition Proposal”), which presents for a Mylan shareholder vote changes between Mylan’s and Newco’s governance related to the right of stockholders to nominate directors and make other stockholder proposals, director terms and the right of stockholders to remove directors and (ii) the “Stockholder Special Meetings Proposal”, which presents for a Mylan shareholder vote changes between Mylan’s and Newco’s governance related to the right of stockholders to call special meetings of stockholders.

The Company and Mylan respectfully submit that (i) the three items set forth in the Board Composition Proposal should not be further separated because such items are so “inextricably intertwined” as to constitute a single matter and (ii) the implementation for Newco of a transitional classified board does not represent a material change in the allocation of rights between Newco stockholder and Newco in the context of Rule 14a-4(a)(3) which is required to be separated from the proposal’s sole material change pertaining to the right of stockholder to nominate directors.

Each of the three items set forth in the Board Composition Proposal is fundamental to the expansion in the power of Newco stockholders to influence the composition of the Newco Board, as compared to the power of Mylan shareholders to influence the composition of the Mylan Board. Specifically, the change from Mylan’s binding director nomination procedure for determining the composition of the Mylan Board, which largely limits the right of shareholders to nominate directors, to Newco’s procedure where Newco stockholders will have the right to annually nominate Newco’s directors, subject to the limitations of a classified board for a three year transition period, is one of the cornerstones of a single fundamental decision regarding the extent and manner in which this stockholder governance power is expanded. Similarly, the change from

U.S. Securities and Exchange Commission

January 17, 2020

Mylan’s limitation on the right of shareholders to remove Mylan directors without cause, in the form of a supermajority voting requirement, to a regime where Newco stockholders will have the power to remove directors without cause (except during the three year transition period while the Newco Board is classified), also is a cornerstone of the stockholder franchise to influence board composition. Without the limitation on the right of Mylan shareholders to remove Mylan directors without cause, Mylan’s binding director nomination procedure would be nearly meaningless, and elimination of Mylan’s binding director nomination procedure and then of Newco’s transitional classified board necessitates elimination of the related limitations on removal of directors without cause. In fact, under the Delaware General Corporation Law, binding director nominations are not permitted, and a classified board and the removal of directors without cause are so closely intertwined that whether or not directors may be removed without cause is expressly tied to whether or not the corporation’s board is classified. In addition, the implementation for Newco of a transitional classified board that sunsets after three years does not materially change the governance applicable to Director terms, as Mylan could have similarly classified its Board for a three year period since Dutch law and the Dutch Corporate Governance Code permit Mylan to adopt for each Director a term of up to four years at the time of his or her appointment.

*        *        *         *        *        *

If you have any questions, please do not hesitate to contact David K. Lam at (212) 403-1394 or dklam@wlrk.com or Gordon S. Moodie at (212) 403-1180 or gsmoodie@wlrk.com.

U.S. Securities and Exchange Commission

January 17, 2020

Very truly yours,

/s/ David K. Lam

cc:     Doug Lankler (Pfizer Inc.)

Bryan Supran (Pfizer Inc.)

Brian Roman (Mylan N.V.)

Mark I. Greene (Cravath, Swaine & Moore LLP)

Thomas E. Dunn (Cravath, Swaine & Moore LLP)

Aaron M. Gruber (Cravath, Swaine & Moore LLP)